                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                                   (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. ___)*

                                INLAND RESOURCES INC.
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                      Common Stock,  par value $0.001 per share
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     457469-20-3
                                  ----------------
                                   (CUSIP Number)

                              Michael E. Cahill, Esq.
                        Managing Director & General Counsel
                                The TCW Group, Inc.
                        865 South Figueroa Street, Ste. 1800
                           Los Angeles, California  90017
                                   (213) 244-0000
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                 September 21, 1999
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.      / /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                (Page 1 of 18 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

 CUSIP NO. 457469-20-3                         PAGE  2  OF  18  PAGES
          ------------                              ---    ----
===============================================================================
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The TCW Group, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/X/
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        Not applicable.
-------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
-------------------------------------------------------------------------------
                      7  SOLE VOTING POWER
      NUMBER OF
                         0
                   ------------------------------------------------------------
       SHARES
                      8  SHARED VOTING POWER
         BY
                         17,525,850
                   ------------------------------------------------------------
        EACH
                      9  SOLE DISPOSITIVE POWER
      REPORTING
                         0
                   ------------------------------------------------------------
     PERSON WITH
                     10  SHARED DISPOSITIVE POWER

                         17,525,850
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,525,850
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.48%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        HC, CO
-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D



----------------------                           ---------------------------
CUSIP NO. 457469-20-3                            PAGE   3   OF   18    PAGES
----------------------                           ---------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert A. Day
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/X/

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        Not applicable.
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

      NUMBER OF          0
                     ----------------------------------------------------------
       SHARES         8  SHARED VOTING POWER

         BY              17,525,850
                     ----------------------------------------------------------
        EACH          9  SOLE DISPOSITIVE POWER

      REPORTING          0
                     ----------------------------------------------------------
     PERSON WITH      10  SHARED DISPOSITIVE POWER

                         17,525,850
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,525,850
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.48%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        IN, HC
-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

----------------------                           ---------------------------
CUSIP NO. 457469-20-3                            PAGE   4   OF   18    PAGES
----------------------                           ---------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trust Company of the West
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/X/
                                                                         (b)/ /

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

      NUMBER OF          0
                     ----------------------------------------------------------
       SHARES         8  SHARED VOTING POWER

         BY              17,525,850
                     ----------------------------------------------------------
        EACH          9  SOLE DISPOSITIVE POWER

      REPORTING          0
                     ----------------------------------------------------------
     PERSON WITH      10  SHARED DISPOSITIVE POWER

                         17,525,850
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,525,850
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.48%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        OO, HC
-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

------------------------                   -------------------------------
 CUSIP NO. 457469-20-3                       PAGE   5   OF   18    PAGES

------------------------                   -------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TCW Asset Management Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        Not applicable.
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
      NUMBER OF       7  SOLE VOTING POWER

                         0
                  --------------------------------------------------------------
       SHARES
                      8  SHARED VOTING POWER
         BY
                         17,525,850
                  --------------------------------------------------------------
        EACH
                      9  SOLE DISPOSITIVE POWER
      REPORTING
                         0
                  --------------------------------------------------------------
     PERSON WITH
                     10  SHARED DISPOSITIVE POWER

                         17,525,850
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,525,850
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
        CERTAIN SHARES*

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.48%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        CO, IA
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

---------------------------               -------------------------------
 CUSIP NO. 457469-20-3                      PAGE   6   OF   18    PAGES
---------------------------               -------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TCW Royalty Company V
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        Not applicable.
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
      NUMBER OF       7  SOLE VOTING POWER

                         0
                  --------------------------------------------------------------
       SHARES
                      8  SHARED VOTING POWER
         BY
                         17,525,850
                  --------------------------------------------------------------
        EACH
                      9  SOLE DISPOSITIVE POWER
      REPORTING
                         0
                  --------------------------------------------------------------
     PERSON WITH
                     10  SHARED DISPOSITIVE POWER

                         17,525,850
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,525,850
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
        CERTAIN SHARES*

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.48%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        CO, HC
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
-----------------------------                  --------------------------------
 CUSIP NO. 457469-20-3                           PAGE    7   OF   18    PAGES
           -----------                                -----     -----
-----------------------------                  --------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/X/
                                                                         (b)/ /

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

      NUMBER OF          0
                     ----------------------------------------------------------
       SHARES         8  SHARED VOTING POWER

         BY              17,525,850
                     ----------------------------------------------------------
        EACH          9  SOLE DISPOSITIVE POWER

      REPORTING          0
                     ----------------------------------------------------------
     PERSON WITH     10  SHARED DISPOSITIVE POWER

                         17,525,850
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,525,850
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.48%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
------------------------------              -----------------------------------
 CUSIP NO. 457469-20-3                         PAGE   8   OF   18   PAGES
           -----------                              ----     -----
------------------------------              -----------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Inland Holdings LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/X/
                                                                         (b)/ /

-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO,  AF
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------
                        7  SOLE VOTING POWER

       NUMBER OF           0
                       --------------------------------------------------------
        SHARES          8  SHARED VOTING POWER

          BY               17,525,850
                       --------------------------------------------------------
         EACH           9  SOLE DISPOSITIVE POWER

      REPORTING            0
                       --------------------------------------------------------
      PERSON WITH      10  SHARED DISPOSITIVE POWER

                           17,525,850
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,525,850
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.48%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Inland Resources Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 410 17th Street, Suite 700, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is filed on behalf of

     (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

     (2)  Robert A. Day, an individual;

     (3) Trust Company of the West, a California trust company and wholly-owned subsidiary of TCWG ("TCW");

     (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

     (5) TCW Royalty Company V, a California corporation and wholly-owned subsidiary of TAMCO ("TCW Royalty");

     (6) TCW Portfolio No. 1555 DR V Sub-Custody Partners, L.P., a California limited partnership, (hereinafter referred to as "Portfolio") of which TCW Royalty is the managing general partner;

     (7) Inland Holdings LLC, a California limited liability company ("Holdings"), of which Portfolio and TCW, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032 ("TCW as Sub-Custodian") are the members;

TCW Royalty, Portfolio, TCW as Sub-Custodian, and Holdings are hereinafter collectively referred to as the "Royalty Entities." TCWG, TCW (except TCW as Sub-Custodian), TAMCO, Robert Day and the Royalty Entities are hereinafter collectively referred to as the "TCW Related Entities."

Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including investment management services to the Royalty Entities. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. The TCW Royalty is an investment company which invests in securities and other obligations of entities. Portfolio is an investment partnership which invests in securities and other obligations of entities. Holdings is a limited liability company which holds the Royalty Entities' interests in the Issuer. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

(a)-(c) & (f)

  (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:


Executive Officers
------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Vice Chairman of the Board
Marc I. Stern              President
Alvin R. Albe, Jr.         Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.      Executive Vice President & Group Managing Director
Michael E. Cahill          Managing Director, General Counsel & Secretary
William C. Sonneborn       Managing Director, Chief Financial Officer &
                             Assistant Secretary


Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:


Executive Officers & Directors
------------------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Director, Vice Chairman & Chairman, Investment
                             Policy Committee
Thomas E. Larkin, Jr.      Director & President
Alvin R. Albe, Jr.         Director & Executive Vice President, Finance &
                             Administration
Marc I. Stern              Director, Executive Vice President, Group Managing
                             Director
Michael E. Cahill          Managing Director, General Counsel & Secretary
William C. Sonneborn       Managing Director, Chief Financial Officer &
                             Assistant Secretary


  (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:


Executive Officers & Directors
------------------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.      Director & Vice Chairman of the Board
Marc I. Stern              Director, Vice Chairman of the Board and President
Alvin R. Albe, Jr.         Director, Executive Vice President, Finance &
                             Administration


                                      -9-


Michael E. Cahill          Director, Managing Director, General Counsel &
                             Secretary
William C. Sonneborn       Director, Managing Director, Chief Financial Officer
                             & Assistant Secretary
Mark L. Attanasio          Director, Group Managing Director & Chief Investment
                             Officer -
                           Below Investment Grade Fixed Income
Philip A. Barach           Director, Group Managing Director & Chief Investment
                             Officer - Investment Grade Fixed Income
Javier Baz                 Director, Managing Director & Chief Investment
                             Officer - International
Robert D. Beyer            Director & Group Managing Director
Glen E. Bickerstaff        Director & Managing Director
Nicola F. Galluccio        Director & Managing Director
Arthur R. Carlson          Director & Managing Director
Gerard B. Finneran         Director & Managing Director
Douglas S. Foreman         Director, Group Managing Director & Chief Investment
                             Officer - U.S. Equities
Mark W. Gibello            Director & Managing Director
Jeffrey E. Gundlach        Director & Group Managing Director
Raymond F. Henze III       Director & Group Managing Director
Stephen McDonald           Director & Managing Director
Jeffrey V. Peterson        Director & Managing Director
Komal S. Sri-Kumar         Director & Managing Director


  (iv) The executive officers and directors of TCW Royalty are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:


Executive Officers & Directors
------------------------------
Alvin R. Albe, Jr.         Director and President
Robert A. Day              Chairman of the Board
Arthur R. Carlson          Director & Vice President
Peter A. Brown             Vice President
David S. DeVito            Vice President
George R. Hutchinson       Vice President
Thomas F. Mehlberg         Vice President
William C. Sonneborn       Vice President, Chief Financial Officer & Treasurer
Michael E. Cahill          Secretary


   (v) TCW Royalty is the managing general partner of Portfolio. All other partners of Portfolio are TCW Related Entities. See information in paragraph (iv) above regarding the officers and directors of TCW Royalty.

   (vi) Portfolio and TCW as Sub-Custodian are the only members of Holdings. See information in paragraphs (ii) and (v) above regarding officers, directors and managing general partners, as the case may be of each of TCW and Portfolio.

(d)-(e)

During the last five years, neither TCWG, TCW, TAMCO, the Royalty Entities, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 23, 1999, the Issuer announced its intention to consummate a recapitalization. By the terms of the restructuring, the Issuer issued redeemable preferred stock having an initial liquidation preference of approximately $92 million and Common Stock of the Issuer to Holdings and Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI") in exchange for cancellation of certain indebtedness of Inland Production Company, a Texas corporation and a wholly-owned subsidiary of the Issuer ("IPC") and cancellation of the Issuer's Series C Preferred Stock. In addition, holders of the new redeemable preferred stock are entitled to elect five of six members of the Issuer's board of directors.

In connection with such recapitalization, on September 21, 1999, the Issuer, IPC, and Inland Refining, Inc., a Utah corporation and a wholly-owned subsidiary of the Issuer ("Refining") entered into an Exchange Agreement (the "Exchange Agreement") with TCW as Sub-Custodian Portfolio, Holdings and JEDI.
 Pursuant to the Exchange Agreement, TCW as Sub-Custodian, holder of an aggregate of $75 million in principal amount of junior secured debt of IPC (the "TCW Debt"), and Portfolio, holder of warrants to purchase 158,512 shares of the Issuer's Common Stock (the "Portfolio Warrants"), exchanged the TCW Debt (plus accrued and unpaid interest thereon) and the Portfolio
Warrants for (a) 11,642,949 shares of the Issuer's Common Stock, (b) 5,882,901 shares of the Issuer's Series Z Convertible Preferred Stock (the "Series Z Preferred Stock") and (c) 10,757,747 shares of the Issuer's Series D Redeemable Preferred Stock (the "Series D Preferred Stock"). The Series Z Preferred Stock votes with the Issuer's Common Stock in all cases (except as provided under Washington law with respect to the Series Z Preferred Stock voting as a separate class), has a liquidation preference of $.002 per share and is convertible into the Issuer's Common Stock on a one-for-one basis automatically upon filing of an amendment with the Washington Secretary of State increasing the authorized number of shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock, the Series Z Preferred Stock and the Series D Preferred Stock were acquired in consideration for the cancellation of the TCW Debt, the Portfolio Warrants and the Royalty Entities' secured interest in the assets and properties of the Issuer. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired, additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's

Common Stock may be sold. Because the Royalty Entities beneficially own 60.48% of the Issuer's Common Stock, they may be deemed, either individually or in the aggregate, to have control of the Issuer. Except as set forth elsewhere in this Schedule 13D, Holdings and the other TCW Related Entities have made no proposals and have entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the TCW Related Entities may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, the TCW Related Entities may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, Holdings holds 11,642,949 shares of the Issuer's Common Stock and 5,882,901 shares of the Issuer's Series Z Preferred Stock (which preferred stock votes on a one-for-one basis with the Common Stock and is automatically convertible into Common Stock on a one-for-one basis upon filing of an amendment to the Issuer's Articles of Incorporation increasing the authorized number of Common Stock of the Issuer, which may occur within 60 days following the date hereof). The shares of Common Stock and Series Z Preferred Stock of the Issuer held by Holdings represent approximately 60% of the Common Stock of the Issuer on a fully-diluted basis.

Each of the TCW Related Entities other than Holdings, as a parent corporation or partnership or as a managing partner or member of Holdings, may be deemed to beneficially own the shares of the Issuer held by Holdings. Each of TCWG, Robert Day, TAMCO and TCW (other than in its capacity as TCW as Sub-Custodian) disclaims beneficial ownership of the Issuer's Common Stock (or Common Stock equivalents) reported herein and the filing of this Statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this Statement.

(b) TCW as Sub-Custodian and Portfolio, as the members of Holdings, have discretionary authority and control over all of the assets of Holdings pursuant to the Operating Agreement of Holdings, including the power to vote and dispose of the Issuer's Common Stock and Series Z Preferred Stock held by Holdings. Therefore, TCW, as Sub-Custodian, and Portfolio collectively have the power to vote and dispose of 11,642,949 shares of the Issuer's Common Stock and 5,882,901 shares of the Issuer's Series Z Preferred Stock.

In addition, TCW Royalty, as the managing general partner of Portfolio, has the discretionary authority and control, together with TCW as Sub-Custodian, over all of the Royalty Entities including the power to vote and dispose of the Issuer's Common Stock and Series Z Preferred Stock held in the name of the Holdings. Therefore, TCW Royalty has the power, together with TCW as Sub-Custodian, to vote and dispose of 11,642,949 shares of the Issuer's Common Stock and 5,882,901 shares of the Issuer's Series Z Preferred Stock.

TAMCO, as the parent corporation of TCW Royalty and as the investment manager of the Royalty Entities also has the power, together with TCW as Sub-Custodian, to vote and dispose of the shares of the Issuer's Common Stock and Series Z Preferred Stock held by Holdings referenced above. Therefore, TAMCO has the power, together with TCW as Sub-Custodian, to vote and dispose of 11,642,949 shares of the Issuer's Common Stock and 5,882,901 shares of the Issuer's Series Z Preferred Stock.

TCWG, as the parent corporation of TCW and TAMCO, and Robert Day, the Chairman of the Board of TCWG, may be deemed to beneficially own shares of the Issuer's Common Stock and Series Z Preferred Stock held by the other TCW Related Entities (which holdings constitute 11,642,949 shares of the Issuer's Common Stock and 5,882,901 shares of the Issuer's Series Z Preferred Stock (or approximately 60.48% of the Issuer's Common Stock on a fully-diluted basis)). TCWG, TCW, TAMCO and Mr. Day each disclaims beneficially ownership of the shares of the Issuer's Common Stock (and Common Stock equivalents) reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this statement.

  (c) Except for the purchases by the Royalty Entities described herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the Issuer's Common Stock (or Common Stock equivalents) during the last 60 days. The TCW Related Entities, and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer's Common Stock (or Common Stock equivalents) reported herein (except for the shares owned directly by such entities or individuals) and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer, TCW as Sub-Custodian, Holdings, JEDI and certain other existing shareholders of the Issuer entered into a Shareholders Agreement dated September 21, 1999 (the "Shareholders Agreement") in connection with the above-described recapitalization of the Issuer and IPC. The Shareholders Agreement provides that each of the parties thereto may freely transfer their respective securities of the Issuer; provided, however, that parties to the Shareholders Agreement other than the Issuer and any TCW Related Entities may tag-along their shares of Common Stock with certain sales by Holdings and its affiliates and that the TCW Related Entities and their affiliates may drag along shares of Common Stock held by JEDI and the other shareholders party to such agreement under certain circumstances. The Shareholders Agreement also provides that each shareholder-party will take all necessary actions to keep the Issuer's Board of Directors fixed at six members and that one member of the Board of Directors of the Issuer will be elected by the holders of the Common Stock and the Series Z Preferred Stock voting together. Under certain circumstances, including the ability to appoint a minimum number of directors through its Series D Preferred Stock and the exercise of certain Common Stock holders of their right to vote for the election of directors, Holdings and its affiliates have agreed not to vote their shares of Common Stock and Series Z Preferred Stock in the election of directors by the holders of the Common Stock.

Additionally, if TCW as Sub-Custodian, Holdings or Portfolio, desires to purchase additional shares of the Issuer's Common Stock, such entities have agreed to first offer to purchase such shares from the other parties to the Shareholders Agreement, including JEDI.

The Issuer, Portfolio, Holdings, JEDI and certain other shareholders of the Issuer entered into a Registration Rights Agreement dated as of September 21, 1999 (the "Registration Rights Agreement") with respect to shares of Common Stock of the Issuer held by the parties thereto after the recapitalization transaction. The Registration Rights Agreement provides that each of the parties to such agreement shall have demand and piggyback registration rights.

Pursuant to the Exchange Agreement, Holdings and JEDI may be entitled to receive options to purchase additional shares of the Issuer's Common Stock upon exercise by management of certain of their outstanding options or warrants to purchase the Issuer's Common Stock. The amount of additional shares of the Issuer's Common Stock for which such options may be exercisable will be equal to (i) two times the number of shares underlying such an exercised management warrant or option in the case of Holdings, and
(ii) one-third of the number of shares underlying such an exercised management warrant or option in the case of JEDI. The exercise price of the contingent options, if any, that are to be issued to Holdings or JEDI upon exercise of certain management options and warrants shall be the same as the exercise price of the exercised management options and warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 --   Exchange Agreement dated as of September 21, 1999 by and between the Issuer, TCW as Sub-Custodian, Portfolio, Holdings and JEDI

Exhibit 2 --   Registration Rights Agreement dated as of September 21, 1999 by and between the Issuer, Portfolio, Holdings, JEDI and certain other shareholders

Exhibit 3 --   Shareholders Agreement dated as of September 21, 1999 by and between the Issuer, TCW as Sub-Custodian, Holdings, JEDI and certain other shareholders

Exhibit 4 --   Form of Contingent Option

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 1st day of October, 1999.


THE TCW GROUP, INC.


By: /s/ Susan Marsch
    --------------------------------
    Name:  Susan Marsch
    Title: Authorized Signatory


TRUST COMPANY OF THE WEST


By: /s/ Susan Marsch
    --------------------------------
    Name:  Susan Marsch
    Title: Authorized Signatory


TCW ASSET MANAGEMENT COMPANY


By: /s/ Susan Marsch
    --------------------------------
    Name:  Susan Marsch
    Title: Authorized Signatory


ROBERT A. DAY


By: /s/ Susan Marsch
    --------------------------------
    Name:  Susan Marsch
    Title: Under Power of Attorney dated March 31, 1999, on file with
           Schedule 13G for Hibbett Sporting Goods, Inc., dated April 9, 1999


TCW ROYALTY COMPANY V


By: /s/ Susan Marsch
    --------------------------------
    Name:  Susan Marsch
    Title: Authorized Signatory

TCW PORTFOLIO NO. 1555 DR V
SUB-CUSTODY PARTNERSHIP, L.P.

By: TCW ROYALTY COMPANY V, its
    managing general partner


    By: /s/ Susan Marsch
        --------------------------------
        Name:  Susan Marsch
        Title: Authorized Signatory


INLAND HOLDINGS LLC

By: TRUST COMPANY OF THE WEST, as Sub-Custodian for Mellon Bank for
    the benefit of Account No. CPFF 873-3032, as member


    By: /s/ Susan Marsch
        --------------------------------
        Name:  Susan Marsch
        Title: Authorized Signatory


By: TCW PORTFOLIO NO. 1555 DR V
    SUB-CUSTODY PARTNERSHIP, L.P., as member

    By: TCW ROYALTY COMPANY V, as managing general partner


    By: /s/ Susan Marsch
        --------------------------------
        Name:  Susan Marsch
        Title: Authorized Signatory

                                  SCHEDULE I
                              BOARD OF DIRECTORS
                                      OF
                                TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

JOHN M. BRYAN
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, California  94111

ROBERT A. DAY
Chairman of the Board,
Chairman and Chief Executive Officer
Trust Company of the West
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin
Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner - Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, California 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
Chairman of the Board
Applied Magnetics Corporation
75 Robin Hill Rd.
Goleta, California  93017

CARLA A. HILLS
1200 19th Street, N.W.
5th Floor
Washington, DC  20036

DR. HENRY A. KISSINGER
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, New York  10022

THOMAS E. LARKIN, JR.
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California  90017

KENNETH L. LAY
Enron Corp.
1400 Smith Street
Houston, Texas  77002-7369

MICHAEL T. MASIN, ESQ.
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, Connecticut  06904

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, California  91804

ROBERT G. SIMS
Private Investor
11828 Rancho Bernardo, Box 1236
San Diego, California  92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, California  90017